UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Grove Collaborative Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

39957D102
(CUSIP Number)

Barbara Wallace
Grove Collaborative Holdings, Inc.
1301 Sansome Street
San Francisco, CA 94111
(800) 231-8527
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 39957D102	Page 2 of 4 Pages
1	NAMES OF REPORTING PERSONS
Delida Costin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,048,643 (1),(2)

	8	SHARED VOTING POWER
17,692 (2)

	9	SOLE DISPOSITIVE POWER
1,048,643 (1),(2)

	10	SHARED DISPOSITIVE POWER
17,692 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,066,335 (1),(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
This amount includes (i) 103,394 shares of the Issuer’s Class B Common Stock (“Class B Common Stock”), (ii) 732,090 shares of Class A Common Stock obtainable upon exercise of options, and (iii) 213,159 shares of Class A Common Stock obtainable upon vesting and settlement of restricted stock units (“RSUs”).

(2)	This amount includes 17,592 shares of Class B Common Stock.
(3)
Calculation is based on the sum of (i) 70,758,404 shares of the Issuer’s Class A Common Stock outstanding as of October 14, 2022, as provided by the Issuer, plus (ii) 120,986 shares of Class A Common Stock issuable upon conversion of Class B Common Stock, (iii) 732,090 shares of Class A Common Stock issuable upon exercise service-based options, and (iv) 213,159 shares of Class A Common Stock issuable upon vesting and settlement of RSUs, each of (ii) through (iv) which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP NO. 39957D102	Page 3 of 4 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to Rule 13d-2(a) under the Act, with respect to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Grove Collaborative Holdings, Inc. (the “Issuer”), whose principal executive offices are located at 1301 Sansome Street, San Francisco, California 94111.  This Amendment No. 1 amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on June 27, 2022 (together with this Amendment No. 1, the “Schedule 13D”).   All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms previously reported in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person resigned from her role as Chief Legal and People Officer effective October 28, 2022.  In connection therewith, the Reporting Person entered into a transition agreement with the Issuer (the “Transition Agreement”) pursuant to which, among other things, the Reporting Person received accelerated vesting of 29,400 outstanding stock options and 66,151 RSUs, each that would have vested through November 20, 2022, and an extension of the post-termination exercise period applicable to her outstanding stock options from 60 days following the date of her resignation to the full, ten-year term of the option. The remaining 396,908 unvested stock options and 80,851 unvested RSUs that had previously been granted to the Reporting Person, together with 42,756 unvested shares of Class B Common Stock representing Earnout Shares that were attached to such stock options and RSUs, were forfeited.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 1,066,335 shares of Class A Common Stock, representing approximately 1.5% of the total number of shares of Class A Common Stock outstanding. This amount consists of: (i) 100 shares of Class A Common Stock by held directly by the Trust; (ii) 103,394 shares of Class B Common Stock held directly by the Reporting Person, all of which are Earnout Shares; (iii) 17,592 shares of Class B Common Stock held directly by the Trust, of which 1,524 are Earnout Shares; (iv) 732,090 shares of Class A Common Stock obtainable upon exercise of service-based vesting options issued directly to the Reporting Person; and (v) 213,159 shares of Class A Common Stock obtainable upon vesting and settlement of RSUs issued directly to the Reporting Person.

The foregoing beneficial ownership percentage based on the sum of (i) 70,758,404 shares of Class A Common Stock outstanding as of October 14, 2022, as provided by the Issuer, plus (ii) 120,986 shares of Class A Common Stock issuable upon conversion of Class B Common Stock, (iii) 732,090 shares of Class A Common Stock issuable upon exercise service-based options, and (iv) 213,159 shares of Class A Common Stock issuable upon vesting and settlement of RSUs, each of (ii) through (iv) which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(3) under the Act.

(c) The response to Item 4 is incorporated by reference herein. In addition, since the filing of the original Schedule 13D, the Reporting Person received 18,799 additional Earnout Shares, and the Trust received 77 additional Earnout Shares, each in connection with the redistribution of forfeited Earnout Shares, pursuant to the terms of the Merger Agreement, to other holders of Earnout Shares on a pro rata basis based upon the allocation of Earnout Shares as of the closing of the Business Combination. Except for forfeitures reported herein, there have been no transactions in the Issuer’s securities by the Reporting Person in the past sixty days.

(d) The beneficiaries of the Trust may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by the Trust.

(e) As of the date of this Amendment No. 1, the Reporting Person has ceased to be the beneficial owner of more than five percent of the Class A Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 1 is incorporated by reference herein.

CUSIP NO. 39957D102	Page 4 of 4 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Delida Costin
Delida Costin

October 31, 2022

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).